Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a Joint Special Meeting of the stockholders of The Denali Fund Inc.’s (the “Fund”),  Boulder Growth & Income Fund, Inc. (“BIF”), Boulder Total Return Fund, Inc., and First Opportunity Fund, held on November 14, 2014, the stockholders of the Fund approved following proposals presented:

Proposal 1:

To approve an agreement and plan of reorganization pursuant to which the Fund would transfer all of its assets to BIF in exchange for shares of BIF, and the assumption by BIF of all of the liabilities of the Fund.

	# of Votes Cast	% of Votes Cast
For	3,604,072	99.27%
Against	23,271	0.65%
Abstain	3,063	0.08%
Total	3,630,406	100.00